Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1188 West Georgia Street

Vancouver, BC V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on January 1, 2026.

3.	News Release:

On January 2, 2026, GoldMining Inc. ("GOLD" or the "Company") issued a news release through the facilities of CNW Newswire.

4.	Summary of Material Change:

On January 1, 2026, the Company appointed Alastair Still as President.

5.	Full Description of Material Change:

On January 1, 2026, Paulo Pereira resigned as the Company's President and Alastair Still, current Chief Executive Officer, has been appointed as President of the Company. Concurrently with his resignation, Mr. Pereira has been appointed as Country Manager, Brazil, of the Company

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

January 2, 2026.